THERON RESOURCE GROUP

April 03, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker

Dear Sirs:

Re:	Theron Resource Group
Registration Statement on Form S-1 Filed on April 03, 2009
File Number 333-146518

We have reviewed your comment letter dated March 27, 2009 and have the following responses. This letter provides an explanation of our response and, where applicable, quotes the amended wording. We have also provided by separate mailing a hard copy and a black-line of the amended filing.

Form S-1

Can I accept the rescission offer in part?, page 7

1.	We have amended the response such that the offeree may accept the rescission offering in whole or in part such that the statement now reads:

“You may accept the rescission offer in whole or in part with respect to the shares of common stock acquired; i.e., you may accept the rescission offering for all of the shares acquired or for some of the shares acquired.”

We will be required to evaluate our internal controls … , page 15

2.	We have added the following as the last sentence of the first paragraph of this risk factor:

“However, we will not need to provide such management reports on internal control over financial reporting until Theron has either been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or filed an annual report with the Commission for the prior fiscal year.”

We trust that you will find this to be in order.

Yours truly,
THERON RESOURCE GROUP

/s/ “Jerry R. Satchwell”

Jerry R. Satchwell President

1598 Gulf Road, Number 34, Point Roberts, Washington, U.S.A. 98281
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: theronresourcegroup@gmail.com